Exhibit 99.1

Condensed Consolidated Interim Financial Statements

March 31, 2020

(Unaudited)

TASEKO MINES LIMITED

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Cdn$ in thousands, except share and per share amounts)

(Unaudited)

		Three months ended March 31,
	Note	2020	2019
Revenues	3	62,084	70,274
Cost of sales
Production costs	4	(56,161)	(54,545)
Depletion and amortization	4	(27,148)	(20,184)

Loss from mining operations		(21,225)	(4,455)
General and administrative		(3,898)	(4,473)
Share-based compensation expense	14c	(184)	(1,714)
Project evaluation expenditures		(157)	(469)
Gain (loss) on derivatives	5	5,855	(843)
Other income		395	565

Loss before financing costs and income taxes		(19,214)	(11,389)
Finance expenses	6	(10,771)	(9,742)
Finance income		150	308
Foreign exchange gain (loss)		(29,233)	6,076

Loss before income taxes		(59,068)	(14,747)
Income tax recovery	7	10,118	6,816

Net loss		(48,950)	(7,931)

Other comprehensive income (loss):
Unrealized gain (loss) on financial assets	8	(194)	1,114
Foreign currency translation reserve		16,686	(3,467)

Total other comprehensive income (loss)		16,492	(2,353)

Total comprehensive loss		(32,458)	(10,284)

Earnings (loss) per share
Basic		(0.20)	(0.03)
Diluted		(0.20)	(0.03)
Weighted average shares outstanding (thousands)
Basic		246,194	237,046
Diluted		246,194	237,046

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Statements of Cash Flows

(Cdn$ in thousands)

(Unaudited)

		Three months ended March 31,
	Note	2020	2019
Operating activities
Net loss for the period		(48,950)	(7,931)
Adjustments for:
Depletion and amortization		27,148	20,184
Income tax recovery	7	(10,118)	(6,816)
Share-based compensation expense	14c	246	1,787
Loss (gain) on derivatives	5	(5,855)	843
Finance expenses, net		10,621	9,434
Unrealized foreign exchange (gain) loss		29,747	(6,689)
Amortization of deferred revenue	12	(1,140)	(977)
Deferred electricity repayments	13	1,324	—
Other operating activities		1,536	(377)
Net change in non-cash working capital	16	13,112	(2,267)

Cash provided by operating activities		17,671	7,191
Investing activities
Purchase of property, plant and equipment	10	(18,244)	(13,378)
Purchase of copper put and fuel call options	5	(988)	(851)
Proceeds from copper put options	5	2,868	241
Other investing activities		177	68

Cash used for investing activities		(16,187)	(13,920)
Financing activities
Interest paid		(994)	(381)
Repayment of leases and equipment financings		(4,341)	(3,806)
Proceeds on exercise of options		—	86

Cash used for financing activities		(5,335)	(4,101)
Effect of exchange rate changes on cash and equivalents		822	(306)

Decrease in cash and equivalents		(3,029)	(11,136)
Cash and equivalents, beginning of period		53,198	45,665

Cash and equivalents, end of period		50,169	34,529

Supplementary cash flow disclosures	16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Balance Sheets

(Cdn$ in thousands)

(Unaudited)

		March 31,	December 31,
	Note	2020	2019
ASSETS
Current assets
Cash and equivalents		50,169	53,198
Accounts receivable		4,477	13,791
Inventories	9	46,590	43,620
Other financial assets	8	4,510	730
Prepaids		1,545	2,513

		107,291	113,852
Property, plant and equipment	10	773,422	758,006
Other financial assets	8	6,885	6,783
Goodwill		5,850	5,355

		893,448	883,996

LIABILITIES
Current liabilities
Accounts payable and other liabilities		44,997	43,685
Current portion of long-term debt	11	13,697	16,460
Current portion of deferred revenue	12	11,375	4,558
Interest payable on senior secured notes		9,052	1,184
Current income tax payable		1,406	1,406

		80,527	67,293
Long-term debt	11	389,765	357,025
Provision for environmental rehabilitation (“PER”)		70,963	66,373
Deferred and other tax liabilities		40,468	50,703
Deferred revenue	12	39,444	39,433
Other financial liabilities	13	2,436	1,483

		623,603	582,310
EQUITY
Share capital	14	436,318	436,318
Contributed surplus		52,239	51,622
Accumulated other comprehensive income (“AOCI”)		23,319	6,827
Deficit		(242,031)	(193,081)

		269,845	301,686

		893,448	883,996

Commitments and contingencies	15
Subsequent event	19

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Statements of Changes in Equity

(Cdn$ in thousands)

(Unaudited)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total
Balance at January 1, 2019	423,438	49,274	14,064	(139,699)	347,077
Fair value of shares issued for Yellowhead acquisition	12,629	—	—	—	12,629
Share-based compensation	—	953	—	—	953
Exercise of options	120	(34)	—	—	86
Settlement of performance share units	—	(377)	—	—	(377)
Total comprehensive loss for the period	—	—	(2,353)	(7,931)	(10,284)

Balance at March 31, 2019	436,187	49,816	11,711	(147,630)	350,084

Balance at January 1, 2020	436,318	51,622	6,827	(193,081)	301,686
Share-based compensation	—	617	—	—	617
Total comprehensive income (loss) for the period	—	—	16,492	(48,950)	(32,458)

Balance at March 31, 2020	436,318	52,239	23,319	(242,031)	269,845

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands)

1. REPORTING ENTITY

Taseko Mines Limited (the “Company” or “Taseko”) is a corporation governed by the British Columbia Business Corporations Act. These unaudited condensed consolidated interim financial statements of the Company as at and for the three month period ended March 31, 2020 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including mine permitting and development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2019, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Audit & Risk Committee on April 28, 2020.

(b) Use of judgments and estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2019.

On March 11, 2020, the World Health Organization declared the coronavirus (“COVID-19”) outbreak a pandemic creating an unprecedented global health and economic crisis. COVID-19’s impact on global markets has been significant through March 2020 and subsequent to the date of the financial statements. The situation continues to rapidly evolve. The duration and magnitude of COVID-19’s effects on the economy, the copper market, and on the Company’s financial and operational performance remains uncertain at this time. As of the date of these statements, there has not been any impact on Gibraltar operations as a result of COVID-19.

The Company will continue to closely monitor the potential impact of the COVID-19 on its business. Should the duration, spread or intensity of the COVID-19 pandemic further deteriorate in 2020, there could be a potentially material and negative impact on the Company’s operating plan, its liquidity and cash flows, and the valuation of its long-lived assets due to sustained decreases in metal prices, potential future decreases in revenue from the sale of its products and the profitability of its ongoing operations. Impacts from COVID-19 could also include a temporary cessation of mining operations at the Gibraltar Mine due to a localized outbreak amongst personnel at the mine site or in the Company’s supply chain. The Company’s access to financing to support its ongoing operations including the development of its other mineral properties could also be negatively impacted or delayed as a result of COVID-19.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands)

3. REVENUE

	Three months ended March 31,
	2020	2019
Copper contained in concentrate	75,928	64,646
Molybdenum concentrate	3,842	8,937
Silver (Note 12)	996	1,012
Price adjustments on settlement receivables	(12,960)	1,207

Total gross revenue	67,806	75,802
Less: Treatment and refining costs	(5,722)	(5,528)

Revenue	62,084	70,274

4. COST OF SALES

	Three months ended March 31,
	2020	2019
Site operating costs	53,547	55,430
Transportation costs	4,519	3,288
Changes in inventories of finished goods	(1,302)	(4,046)
Changes in inventories of ore stockpiles	(603)	(127)

Production costs	56,161	54,545
Depletion and amortization	27,148	20,184

Cost of sales	83,309	74,729

Cost of sales consists of site operating costs (which include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services), transportation costs, and depletion and amortization.

5. DERIVATIVE INSTRUMENTS

During the three month period ended March 31, 2020, the Company purchased copper put option contracts for 27.5 million pounds of copper with maturity dates ranging from January 2020 to April 2020, at a strike price of US$2.60 per pound, at a total cost of $497. The Company recognized a realized gain of $2,507 on these settlements in the three month period ended March 31, 2020.

At March 31, 2020 the Company had copper put options outstanding for 7.5 million pounds of copper with maturity in April 2020 with a strike price of US$2.60 per pound. The fair value of the outstanding options at March 31, 2020 is $3,803.

During the three month period ended March 31, 2020, the Company purchased fuel call options for 17 million litres of diesel with maturity dates ranging from the second quarter to the fourth quarter of 2020, at a total cost of $491. The fuel call options outstanding had a fair value of $172.

The following table outlines the (gains) losses associated with derivative instruments:

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands)

	Three months ended March 31,
	2020	2019
Realized (gain) loss on copper put options	(2,507)	567
Unrealized (gain) loss on copper put options	(3,667)	276
Unrealized loss on fuel call options	319	—

	(5,855)	843

6. FINANCE EXPENSES

	Three months ended March 31,
	2020	2019
Interest expense	9,360	8,253
Finance expense – deferred revenue (Note 12)	1,056	1,039
Accretion on PER	355	450

	10,771	9,742

7. INCOME TAX

	Three months ended March 31,
	2020	2019
Current income tax expense	—	110
Deferred income tax recovery	(10,118)	(6,926)

	(10,118)	(6,816)

8. OTHER FINANCIAL ASSETS

	March 31, 2020	December 31, 2019
Current:
Marketable securities	535	730
Copper put option and fuel call options (Note 5)	3,975	—

	4,510	730

Long-term:
Investment in subscription receipts	2,400	2,400
Reclamation deposits	3,066	3,083
Restricted cash	1,419	1,300

	6,885	6,783

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands)

9. INVENTORIES

	March 31, 2020	December 31, 2019
Ore stockpiles	8,410	6,657
Copper contained in concentrate	10,254	9,055
Molybdenum concentrate	343	230
Materials and supplies	27,583	27,678

	46,590	43,620

During the three months ended March 31, 2020, the Company recorded an impairment of $408 to adjust the carrying value of ore stockpiles to net realizable value, of which $174 is recorded in depletion and amortization and the balance in production costs.

10. PROPERTY, PLANT & EQUIPMENT

The following schedule shows the continuity of property, plant and equipment net book value for the three months ended March 31, 2020:

Three Months Ended March 31, 2020
Net book value beginning of period	758,006
Additions:
Gibraltar capital expenditures (incl. capitalized stripping costs)	18,080
Florence Copper development costs	4,764
Aley development costs	610
Yellowhead development costs	151
Other items:
Right of use assets	1,763
Rehabilitation costs asset	4,347
Disposals	(185)
Foreign exchange translation	16,260
Depletion and amortization	(30,374)

Net book value at March 31, 2020	773,422

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands)

Net book value	Gibraltar Mines (75%)	Florence Copper	Yellowhead	Aley	Other	Total
At December 31, 2019	539,747	188,512	16,240	12,766	741	758,006
Net additions	16,812	4,764	151	610	1,697	24,034
Changes in rehabilitation cost asset	4,347	—	—	—	—	4,347
Depletion and amortization	(29,111)	(12)	—	—	(102)	(29,225)
Foreign exchange translation	—	16,260	—	—	—	16,260

At March 31, 2020	531,795	209,524	16,391	13,376	2,336	773,422

During the three month period ended March 31, 2020, the Company capitalized stripping costs of $16,051 and incurred other capital expenditures for Gibraltar of $2,095. Non-cash additions to property, plant and equipment include $2,135 of non-cash depreciation on mining assets related to capitalized stripping.

Since its acquisition of the Florence Copper Project in November 2014, the Company has incurred and capitalized a total of $100.5 million in project development and other costs, including capitalized interest.

Prior to January 2020, Yellowhead was in the evaluation phase and project related expenditures were expensed. In January 2020, the Company announced the results of its technical studies on Yellowhead and filed a new NI 43-101 technical report and the project entered the development phase. Since January 1, 2020 development costs of $151 have been capitalized as mineral property, plant and equipment.

Depreciation related to the right of use assets for the three month period ended March 31, 2020 was $1,159.

11. DEBT

	March 31, 2020	December 31, 2019
Current:
Lease liabilities (b)	6,695	7,990
Secured equipment loans (c)	5,123	6,626
Lease related obligations (d)	1,879	1,844

	13,697	16,460

Long-term:
Senior secured notes (a)	348,338	317,728
Lease liabilities (b)	13,203	11,107
Secured equipment loans (c)	19,263	18,746
Lease related obligations (d)	8,961	9,444

	389,765	357,025

Total debt	403,462	373,485

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands)

(a) Senior secured notes

In June 2017, the Company completed an offering of US$250,000 aggregate principal amount of senior secured notes (the “Notes”). The Notes mature on June 15, 2022 and bear interest at an annual rate of 8.750%, payable semi-annually on June 15 and December 15.

The Notes are secured by liens on the shares of Taseko’s wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary’s rights under the joint venture agreement relating to the Gibraltar Mine. The Notes are guaranteed by each of Taseko’s existing and future restricted subsidiaries, other than Yellowhead. The Company is able to incur limited amounts of additional secured and unsecured debt under certain conditions as defined in the Note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company’s financial performance.

The Company may redeem some or all of the Notes at any time on or after June 15, 2019, at redemption prices ranging from 104.375% to 100%, plus accrued and unpaid interest to the date of redemption. On a change of control, the Notes are redeemable at the option of the holder at a price of 101%.

(b) Lease liabilities

Lease liabilities includes the Company’s outstanding lease liabilities under IFRS 16.

(c) Secured equipment loans

The equipment loans are secured by existing mining equipment at the Gibraltar Mine and commenced between May and August of 2019 with monthly repayment terms ranging between 48 and 60 months and with interest rates ranging between 5.2% to 6.4%.

(d) Lease related obligations

Lease related obligations relate to a lease arising under a sale leaseback transaction on certain items of equipment at the Gibraltar mine. The lease commenced in June, 2019 and has a term of 54 months. At the end of the lease term, the Company has an option to renew the term, an option to purchase the equipment at fair market value or option to return the equipment. The lease contains a fixed price early buy-out option exercisable at the end of 48 months.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands)

(e) Debt continuity

The following schedule shows the continuity of total debt for the first three months of 2020:

Total debt as at January 1, 2020	373,485
Lease additions	2,974
Lease liabilities and equipment loans repayments	(4,341)
Unrealized foreign exchange loss	30,689
Amortization of deferred financing charges	655

Total debt as at March 31, 2020	403,462

12. DEFERRED REVENUE

	March 31, 2020	December 31, 2019
Current:
Customer advance payments (a)	6,912	—
Osisko – silver stream agreement (b)	4,463	4,558

Current Portion of Deferred Revenue	11,375	4,558

(a) Customer advance payments

At March 31, 2020, the Company had received advance payments on copper concentrate finished goods inventory on 3.2 million pounds (100% basis).

(b) Silver stream purchase & sale agreement

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. (“Osisko”), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko’s share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

The Company recorded the initial deposit as deferred revenue and recognizes amounts in revenue as silver is delivered to Osisko. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

On April 24, 2020, Taseko concluded an amendment to its silver stream with Osisko and received $8.5 million in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands)

The following table summarizes changes in the Osisko deferred revenue:

Balance at January 1, 2020	43,991
Finance expense (Note 6)	1,056
Amortization of deferred revenue	(1,140)

Balance at March 31, 2020	43,907
Less: current portion	(4,463)

Deferred Revenue – long term portion	39,444

13. OTHER FINANCIAL LIABILITIES

	March 31, 2020	December 31, 2019
Long-term:
Amounts payable to BC Hydro	1,324	—
Deferred share units (Note 14c)	1,112	1,483

	2,436	1,483

During the first quarter of 2020, the Company has deferred electricity payments for its March power usage of $1,324 under BC Hydro’s Tariff Supplement 99 deferral program for BC copper mines. Under the Company’s agreement with BC Hydro, effective April 9, 2020 the Gibraltar Mine will be able to defer up to a minimum of 50% (and up to a maximum 75% deferral of electricity payments based on copper prices) for the March through May 2020 billing periods. In addition, the Company remains eligible for Tariff Supplement 90 Mining Customer Payment Plan beyond May 2020 which defers payment up to 75% based on copper prices. The current deferral account balance is subject to interest at the prime rate plus 2.5% for the period March 27 through June 21, 2020, and prime plus 5.0% thereafter. Under the program repayments can be extended out to March, 2021 and amortizable over a 9 month period out to November, 2021.

14. EQUITY

(a) Share capital

Common shares (thousands)
Common shares outstanding at January 1, 2020	246,194

Common shares outstanding at March 31, 2020	246,194

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b) Share purchase warrants

At March 31, 2020, the Company had 3,000,000 share purchase warrants outstanding at an exercise price of $2.74 per share. All of the outstanding share purchase warrants expired unexercised on April 1, 2020.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands)

(c) Share-based compensation

	Options (thousands)	Average price
Outstanding at January 1, 2020	10,756	1.12
Granted	1,096	0.72
Cancelled/forfeited	(7)	0.78
Expired	(266)	1.25

Outstanding at March 31, 2020	11,579	1.08

Exercisable at March 31, 2020	8,870	1.19

During the three month period ended March 31, 2020, the Company granted 1,096,000 (2019 – 3,226,500) share options to directors, executives and employees, exercisable at an average exercise price of $0.72 per common share (2019 – $0.78 per common share) over a five year period. The total fair value of options granted was $438 (2019 – $1,387) based on a weighted average grant-date fair value of $0.40 (2019 – $0.41) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

Three months ended March 31, 2020
Expected term (years)	5.0
Forfeiture rate	0%
Volatility	65%
Dividend yield	0%
Risk-free interest rate	1.5%

Weighted-average fair value per option	$0.40

The Company has other share-based compensation plans in the form of Deferred Share Units (“DSUs”) and Performance Share Units (“PSUs”).

	DSUs (thousands)	PSUs (thousands)
Outstanding at January 1, 2020	2,354	1,675
Granted	572	825
Settled	—	(400)

Outstanding at March 31, 2020	2,926	2,100

During the three month period ended March 31, 2020, 572,000 DSUs were issued to directors (2019 – 682,000) and 825,000 PSUs to senior executives (2019 – 875,000). The fair value of DSUs and PSUs granted was $899 (2019 – $1,696), with a weighted average fair value at the grant date of $0.72 per unit for the DSUs (2019 – $0.78) per unit) and $0.59 per unit for the PSUs (2019 – $1.33 per unit).

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands)

Share based compensation expense (recovery) is comprised as follows:

	Three months ended March 31,
	2020	2019
Share options – amortization	323	698
Performance share units – amortization	294	254
Change in fair value of deferred share units	(371)	835

	246	1,787

15. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at March 31, 2020 are presented in the following table:

Remainder of 2020	5,368
2021	5,746
2022	958
2023	—
2024	—
2025 and thereafter	—

Total commitments	12,072

As at March 31, 2020, the Company had no outstanding capital commitments.

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $16,457 as at March 31, 2020.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands)

16. SUPPLEMENTARY CASH FLOW INFORMATION

	For the three months ended March 31,
	2020	2019
Change in non-cash working capital items
Accounts receivable	9,314	6,840
Inventories	(2,970)	(5,641)
Prepaids	717	305
Accounts payable and accrued liabilities	(1,378)	(3,785)
Advance payment on product sales	6,912	—
Interest payable	517	14

	13,112	(2,267)

Non-cash investing and financing activities
Assets acquired under capital lease	1,211	—
ROU assets	1,763	—

17. RELATED PARTIES

Gibraltar Joint Venture

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of Gibraltar. Net management fee income for the three month period ended March 31, 2020 was $301 (2019: $292). In addition, the Company pays certain expenses on behalf of the Gibraltar joint venture and invoices the joint venture for these expenses. For the three month period ended March 31, 2020, net reimbursable compensation expenses and third party costs of $171 (2019: $23) were charged to the joint venture.

18. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of the senior secured notes are $177,338 and the carrying value is $348,338 at March 31, 2020. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands)

	Level 1	Level 2	Level 3	Total
March 31, 2020
Financial assets designated as FVPL
Derivative asset copper put options	3,804	—	—	3,804
Derivative asset fuel call options	171	—	—	171

	3,975	—	—	3,975

Financial assets designated as FVOCI
Marketable securities	535	—	—	535
Investment in subscription receipts	—	—	2,400	2,400

	535	—	2,400	2,935

December 31, 2019
Financial assets designated as FVOCI
Marketable securities	730	—	—	730
Investment in subscription receipts	—	—	2,400	2,400
Reclamation deposits	3,083	—	—	3,083

	3,813	—	2,400	6,213

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at March 31, 2020.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the lease liabilities and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.46% based on the relevant loans effective interest rate.

The fair values of Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At March 31, 2020 the Company had settlement payables of $5,930.

The subscription receipts, a Level 3 instrument, are valued based on a management estimate. As the subscription receipts are an investment in a private exploration and development company, there are no observable market data inputs.

Commodity Price Risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. The Company enters into copper put option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands)

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at March 31, 2020
Copper increase/decrease by US$0.21/lb.[1]	5,270

[1]

The analysis is based on the assumption that the period end copper price increases 10% with all other variables held constant. At March 31, 2020, 18 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at March 31, 2020 of CAD/USD 1.4187 was used in the analysis.

The sensitivities in the above table have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.

19. SUBSEQUENT EVENT

On April 24, 2020, Taseko concluded an amendment to its silver stream with Osisko and received $8.5 million in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil. The funds received are available for general working capital purposes.